FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated July 9, 2014

Registration No. 333-196167

MANHATTAN BRIDGE CAPITAL, INC.

FREE WRITING PROSPECTUS

This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all the information you should consider before investing.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. The preliminary prospectus, dated July 9, 2014, is available on the SEC website at http://www.sec.gov. Alternatively, we or any underwriter participating in the offering will arrange to send you the prospectus if you contact Aegis Capital, Corp. at 810 Seventh Avenue, 11th Floor, New York, NY 10019, Attention: Prospectus Department, Telephone: 212-813-1010, E-mail: prospectus@aegiscap.com.

CORPORATE PRESENTATION

NASDAQ: LOAN

Forward - Looking Statements 2 This prospectus includes forward - looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, strategy and plans, and o ur expectations for future operations, are forward - looking statements. The words “anticipate,” “estimate,” “expect,” “project,” “pl an,” “seek,” “intend,” “believe,” “may,” “might,” “will,” “should,” “could,” “likely,” “continue,” “design,” and the negative of s uch terms and other words and terms of similar expressions are intended to identify forward - looking statements. We have based these forward - looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short - term and long - term business operations and objectives and financial needs. These forward - looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” In light of these risks, uncertainties and assumptions, the forward - looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward - looking statements. You should not rely upon forward - looking statements as predictions of future events. Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee future results, level of activity, performance o r achievements. In addition, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward - looking statements. We disclaim any duty to update any of these forward - looking statements after the date of this prospectus to confirm these statements in relationship to actual results or revised expectations. All forward - looking statements attributable to us are expressly qualified in their entirety by these cautionary statements as we ll as others made in this prospectus. You should evaluate all forward - looking statements made by us in the context of these risks and uncertainties.

Free Writing Prospectus Statement 3 This presentation highlights basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing . We have filed a registration statement (including a prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the prospectus in the registration statement (including the risk factors described therein) and other documents we have filed with the SEC for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC website at http://ww.sec.gov . The preliminary prospectus, dated July 11, 2014, as amended, is available on the SEC website at http:// ww.sec.gov . Alternatively , we or any underwriter participating in the offering will arrange to send you the prospectus if you contact Aegis Capital, Corp. at 810 Seventh Avenue,11 th Floor, New York, NY 10019, Attention : Prospectus Department, Telephone : 212 - 813 - 1010, E - mail : prospectus@aegiscap.com.

Offering Summary Issuer Manhattan Bridge Capital Listing Ticker LOAN (NASDAQ) Offering Size $10M Issue Common Shares Common Shares Offered TBD Price TBD Overallotment 15% Estimated Net Proceeds $8.9M Use of Proceeds Working Capital Sole Bookrunner Aegis Capital Corp. 4

Overview • A leading “hard money lender” in the New York metropolitan market • Provide short - term secured financing to real estate investors in the New York metropolitan area • H igher rates than conventional banks for faster approval • Typical loans range from $300K - $600K 5

Business Model • Generate above average, consistent returns with low risk • Rigorous due diligence comparable to a conventional bank but with quick approval • Focused on asset and cash flow protection and net worth of principals • Disciplined underwriting, deal structuring and portfolio management • Every loan is secured by a first mortgage lien on a real estate • Every loan is personally guaranteed by the principal of the borrower, which may be collaterally secured by a pledge of the principal’s equity interest in the borrower • Conservative 65% LTV (loan - to - value) 6

Residential Developers $13.8M Commercial Developers $1.2M Mixed-Use Developers $0.5M 89% 8% 3% Deal Types Existing Loan Portfolio 7 ( As of 3/31/14 ) Purchase, Fix and Flip Small/New Construction Projects – single and multi - units Income Producing Properties

Lending Process Discipline Origination - Generate deal flow - Opportunity is matched with lending criteria Conservative Loan Underwriting - Thorough due diligence process - Emphasize principal protection to ensure margin of safety Rigorous Portfolio Management - Continuous monitoring of underlying performance and compliance - Weekly cash collections report Strong Operations Support - Sophisticated billing, collection and monitoring systems - Detailed legal review for each transaction 8

Loan Structure Size • $50K - $1.4M Collateral • Senior Mortgage Term • Up to one year Rate • 12% - 15% (current pay) Upfront Fees • 1% - 5% Payments • Typically, interest payable monthly and principal payable at maturity Covenants • According to company’s lending policy Criteria • Compelling exit strategy either by selling or refinancing • Equity participation from borrower • Strong financial conditions of borrower • 65% LTV (loan - to - value) • Personal guarantees • Monthly interest payments 9

Financial Highlights Portfolio Overview Balance Sheet 9 • Currently managing approximately 75 loans • Completed more than 280 transactions in 7 years worth more than $ 70M • 2013 revenues of $2.3M compared to $1.8M the prior year • Since commencing this business in 2007, we have never foreclosed on a property and none of our loans have gone into default, although some have been renewed or extended to avoid premature sale or refinancing of property • $ 15.6M of short - term and long - term secured loans receivable at march 31, 2014 • Net proceeds of $8.9M from offering will be used to increase loan portfolio • $7M line of credit with Sterling National Bank at 6% interest rate, secured with personal guarantee • Debt balance of $1.5M at 8% - 10% interest rate

Organization • Responsible for overall portfolio management • Interviews each borrower • Oversees due diligence and decision making process • Monitors portfolio daily and interacts with borrowers CEO/Portfolio Manager • Preliminary screening and due diligence of financial conditions • Monitors budget, cash reserves, and available funds • Prepares required regulatory reports ( ie . SEC) Finance • Monitors due diligence process including background checks, loan contracts and mortgage documentation • Drafts term sheets, loan contracts and mortgage documents • Enforce and maintain compliance with covenants, file and maintain UCCs and mortgages Legal Engineer, Construction Inspector, Appraiser and Loan Originator 11

Management Assaf Ran, CEO Vanessa Kao, CFO • Assaf Ran is the founder of Manhattan Bridge Capital and has been the company’s CEO and President since 1989 • Assaf has 23 years of senior management experience leading public and private businesses • Founder of DAG Media and grew revenues to over $12M • Vanessa Kao rejoined MBC in 2011 as Chief Financial Officer and Treasurer • Previously served as the Assistant Chief Financial Officer of the Company from 2004 – 2006 • Holds an MBA in Finance and MIS/E - Commerce from the University of Missouri 12 Board of Directors • Qualified and engaged • Oversight to management • S afety net to management team and shareholders

MBC REIT Model Conversion • Conversion to a REIT tax pass - through entity • Distribute 90% of earnings to shareholders • Post offering, 5 largest shareholders will own less than 50% of shares outstanding • Lower leverage compared to peers • High capital turnover results in increased liquidity 13

Conclusion • Advantages in both strong and recessionary markets • Strong management team and proven track record • Focused and specialized with one product – hard money loans • Low risk of default with short - term, conservative LTV loans with thorough due diligence and transaction structuring • Extensive experience in evaluating individual and collateral values 14